[redacted]

09041338

SECURI... Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8-~~43567~~ 45367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financorp Group International Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 E. 53rd Street, 25th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

German Guerrero (212)407-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TENTATIVE DRAFT SUBJECT TO ADJUSTMENTS
TO BE RETURNED TO BERDON LLP
AND NOT TO BE REPRODUCED IN ANY FORM WITHOUT THEIR PERMISSION

8/3

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Financorp Group International Corporation

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financorp Group International Corporation as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP
Certified Public Accountants

New York, New York
February 17, 2009

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 1,036,400
Receivable from broker	27,520
Other receivables	141,079
Furniture, equipment and leasehold improvements	433,848
Taxes receivable	306,520
Marketable securities	290,500
Other assets	98,078
TOTAL ASSETS	$ 2,333,945

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued liabilities	$ 40,807
Deferred tax liability	96,000
TOTAL LIABILITIES	136,807
STOCKHOLDERS' EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	1,047,138
TOTAL STOCKHOLDERS' EQUITY	2,197,138
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,333,945

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services and was a wholly-owned subsidiary of Grupo Financorp C.A. ("Grupo" or the "Parent") until December 31, 2007, when Grupo distributed the Company's stock to its five individual shareholders. The Company is a registered broker-dealer.

As of January 8, 2008, a change in the ownership structure of the Company took effect. FC Holdings AB, a Swedish company, acquired all the shares owned by the former shareholders of Financorp. FC Holdings AB is wholly owned by Juan Lorenzo Mendoza. Mr. Mendoza will remain the sole owner and chairman of the board of FC Holdings AB. Mr. Mendoza does not play an active role in the management of the Company.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States.

Property and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated lives of the respective assets or the life of the related lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. At December 31, 2008, substantially all of the cash and cash equivalents were held at Citibank ($181,693) and in a brokerage account with National Financial Services ($854,707). Accounts at Citibank are insured up to $250,000, and the Securities Investor Protection Corporation (SIPC) insures the brokerage account to the extent of $500,000 (including up to $100,000 for cash).

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,089,203 which was $989,203 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .13 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(2)(ii).

NOTE 4 - RECEIVABLE FROM BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2008, $27,520 is owed to the Company by the clearing broker.

NOTE 5 - OTHER RECEIVABLES

Other receivables represent advisory fees due from a managed fund. The full amount of the receivable of $141,079 was collected in January 2009.

NOTE 6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2008, property and equipment were summarized as follows:

Leasehold improvements	$ 365,013
Office furniture, fixtures and equipment	108,239
	473,252
Less, accumulated depreciation and amortization	39,404
Furniture, equipment and leasehold improvements - net	$ 433,848

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a noncancelable lease for new office space beginning on May 1, 2008 and expiring on April 30, 2015. The rental payment includes operating expenses, escalations and electric. The following represents future minimum lease payments, including electric charges and operating escalations, required to be paid to the landlord under the noncancelable lease:

Year Ending December 31,	Amount
2009	$ 186,500
2010	190,100
2011	194,900
2012	200,300
2013	204,200
Thereafter	278,600
	$ 1,254,600

NOTE 8 - INCOME TAXES

Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred taxes relate primarily to unrealized losses and the difference between book and tax depreciation and amortization.

The current year's deferred income tax benefit of $78,264 represents a federal income tax carryback of the current year's ordinary loss and $138,330 of capital losses that could be applied to capital gains in the carryback period. There is also a New York City (NYC) income tax carryforward benefit of $33,000 relating to the current year's ordinary loss (NYC limits carryback losses to $10,000). The income tax benefit of the NYC carryforward as well as the income tax benefit of the current year's capital losses which could not be carried back ($106,000) has been reserved in full.

(continued)

NOTE 8 - INCOME TAXES (Continued)

The additional depreciation expense taken for federal income tax purposes resulted in an increase in income taxes receivable of $96,000 and a corresponding deferred tax liability.

In July 2006, FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," was issued to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Interpretation applies to all business enterprises. FASB has deferred the effective date for nonpublic enterprises until annual financial statements for fiscal years beginning after December 15, 2008. Management has elected to defer the application of the Interpretation and is currently evaluating the potential effects that adoption of the Interpretation will have on its financial statements.

The Company evaluates the effect of uncertain tax positions, if any, and provides for those positions in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies." The Company discloses any material adjustments as a result of tax examinations. The Company reports interest and penalties resulting from these adjustments as income tax expense or income tax benefit.

NOTE 9 - PROFIT SHARING PLAN

The Company adopted a defined contribution profit sharing plan ("Plan") in July 2007 which covers all employees who are at least 21 years old. The Plan does not include employees covered under a collective bargaining agreement and employees whose total compensation during the year is less than $450. The amount of the annual profit sharing contribution, if any, is determined by the Board of Directors of the Company. The contribution for 2008 is $96,759, of which $29,134 is included in accrued liabilities. The Plan is a Simplified Employee Pension.

NOTE 10 - MARKETABLE SECURITIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded "net" on the statement of financial condition.

(continued)

NOTE 10 - MARKETABLE SECURITIES (Continued)

Financial instruments are recorded at fair value in accordance with FASB Statement No. 157. All securities are considered Level 1 under the fair value hierarchy of SFAS 157.

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company purchased securities throughout the year. The Company held marketable securities which were sold during the year for a total loss of $389,652. The Company currently holds marketable securities with an unrealized loss of $162,338.

NOTE 11 - RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the estimated current fair value and the amounts reported in the statement of financial condition.